================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 17)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                    87927W10
    (Title of class of securities)                          (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                October 15, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 10)

-------------------------------------------      -----------------------------------------------------------
CUSIP No.  87927W10                         13D
-------------------------------------------      -----------------------------------------------------------

----------------   -----------------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                   I.R.S. IDENTIFICATION NO.                        Not Applicable
                   OF ABOVE PERSON
----------------   -----------------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a)  [X]
                                                                                                 (b)  [ ]
----------------   -----------------------------------------------------------------------------------------
 3                 SEC USE ONLY
----------------   -----------------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS:                                                   WC
----------------   -----------------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------   -----------------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------------------------------------------------------------------------------------------
 NUMBER OF         7                       SOLE VOTING POWER:                         0
 SHARES
                   --------------------    -----------------------------------------------------------------
 BENEFICIALLY      8                       SHARED VOTING POWER:                       1,457,015,823
 OWNED BY                                                                             (See Item 5)
                   --------------------    -----------------------------------------------------------------
 EACH              9                       SOLE DISPOSITIVE POWER:                    0
 REPORTING         --------------------    -----------------------------------------------------------------
                   10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
 PERSON WITH                                                                          (See Item 5)
----------------   -----------------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                      (See Item 5)
----------------   -----------------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:             [ ]

----------------   -----------------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      14.16%
                                                                                            (See Item 5)
----------------   -----------------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON:                              CO




                                    (Page 2)

-------------------------------------------      -----------------------------------------------------------
CUSIP No.  87927W10                         13D
-------------------------------------------      -----------------------------------------------------------

----------------   -----------------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON              EDIZIONE FINANCE INTERNATIONAL S.A.
                   I.R.S. IDENTIFICATION NO.             Not Applicable
                   OF ABOVE PERSON
----------------   -----------------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a)  [X]
                                                                                                 (b)  [ ]
----------------   -----------------------------------------------------------------------------------------
 3                 SEC USE ONLY
----------------   -----------------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS:                                                   WC
----------------   -----------------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------   -----------------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------------------------------------------------------------------------------------------
 NUMBER OF         7                       SOLE VOTING POWER:                         0
 SHARES
                   --------------------    -----------------------------------------------------------------
 BENEFICIALLY      8                       SHARED VOTING POWER:                       1,457,015,823
 OWNED BY                                                                             (See Item 5)
                   --------------------    -----------------------------------------------------------------
                   9                       SOLE DISPOSITIVE POWER:                    0
 EACH              --------------------    -----------------------------------------------------------------
 REPORTING         10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
                                                                                      (See Item 5)
 PERSON WITH
----------------   -----------------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                      (See Item 5)
----------------   -----------------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:             [ ]
----------------   -----------------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      14.16%
                                                                                            (See Item 5)
----------------   -----------------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON:                              CO



                                    (Page 3)

-------------------------------------------      -----------------------------------------------------------
 CUSIP No.  87927W10                         13D
-------------------------------------------      -----------------------------------------------------------

----------------   -----------------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON              RAGIONE S.a.p.a. DI GILBERTO
                   I.R.S. IDENTIFICATION NO.             BENETTON E C.
                   OF ABOVE PERSON                       Not Applicable
----------------   -----------------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a)  [X]
                                                                                                 (b)  [ ]
----------------   -----------------------------------------------------------------------------------------
 3                 SEC USE ONLY
----------------   -----------------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS:                                                   WC
----------------   -----------------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------   -----------------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------------------------------------------------------------------------------------------
 NUMBER OF         7                       SOLE VOTING POWER:                         0
 SHARES
                   --------------------    -----------------------------------------------------------------
 BENEFICIALLY      8                       SHARED VOTING POWER:                       1,457,015,823
 OWNED BY                                                                             (See Item 5)
                   --------------------    -----------------------------------------------------------------
                   9                       SOLE DISPOSITIVE POWER:                    0
 EACH              --------------------    -----------------------------------------------------------------
 REPORTING         10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
                                                                                      (See Item 5)
 PERSON WITH
----------------   -----------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                      (See Item 5)
----------------   -----------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:             [ ]
----------------   -----------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                  14.16%
                                                                                        (See Item 5)
----------------   -----------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:                              PN




                                    (Page 4)

         This Amendment No. 17 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person, and the information concerning Mr. Emilio Gnutti has been provided directly by Mr. Gnutti.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 15, 2003, Olimpia purchased 266,300,000 Telecom Italia Shares for an aggregate purchase price of approximately euro 597.7 million, representing the price per share of euro 2.2445. The transaction occurred in connection with the simultaneous sale by Olimpia of its entire holding of 504,825,562 Telecom Italia 2001-2010 convertible bonds for a price per convertible bond of 1.172 euro plus accrued interest, and involves a nominal cash settlement of approximately euro 3,000 to be received by Olimpia. A copy of a press release concerning the transaction issued by Olimpia on October 15, 2003 is filed as Exhibit 41. Approximately 492 million of the Telecom Italia 2001-2010 convertible bonds that were sold by Olimpia on October 15 had been (until the time of their sale) pledged with Banca Intesa, Banca di Roma, Unicredit Banca Mobiliare S.p.A. and Unicredit Banca D'Impresa S.p.A. pursuant to the Pledge Agreement filed as Exhibit 19 to the Statement on Schedule 13D. In substitution for those bonds, 259,797,136 of the Telecom Italia Shares that were purchased by Olimpia on October 15 have been pledged pursuant to the Pledge Agreement.

Item 5.  Interest in Securities of the Issuer

                  After giving effect to the acquisition of the 266,300,000 Telecom Italia Shares referred to in Item 3, Olimpia holds 1,457,015,823 Telecom Italia Shares, representing approximately 14.16% of the total number of outstanding Telecom Italia Shares.


                                    (Page 5)

Item 7.  Material to be Filed as Exhibits

41. Press release of Olimpia, dated as of October 15, 2003.




                                    (Page 6)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:   October 21, 2003
                                            EDIZIONE HOLDING S.p.A.


                                            By: /s/ Gianni Mion
                                                -----------------------------
                                                Name:  Gianni Mion
                                                Title: Chief Executive Officer


                                    (Page 7)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  October 21, 2003

                                            EDIZIONE FINANCE INTERNATIONAL S.A.


                                            By: /s/ Gustave Stoffel
                                                -------------------------------
                                                Name:  Gustave Stoffel
                                                Title: Director



                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  October 21, 2003

                                            RAGIONE S.a.p.a DI GILBERTO
                                            BENETTON E C.


                                            By: /s/ Gilberto Benetton
                                                ------------------------------
                                                Name:  Gilberto Benetton
                                                Title: Chairman



                                    (Page 9)

                                  EXHIBIT INDEX

Exhibit No.

      41. Press release of Olimpia, dated as of October 15, 2003.



                                    (Page 10)